The management discussion and analysis of Penn West Petroleum Ltd. (the “Corporation”) for the three months ended March 31, 2015 dated April 29, 2015 (the “Original MD&A”) has been amended (the “Amended MD&A”) to update the disclosure on page 5 under the heading “Results of Operations – Netbacks” in regards to a transposition error in the chart for operating costs and transportation costs for Natural Gas. The total netback for Natural Gas remains unchanged. Other than as noted above, the Amended MD&A does not update or restate the information contained in the Original MD&A or reflect any events that have occurred after the date of the Original MD&A.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2015

This amended management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2015 (the “Consolidated Financial Statements”) and our audited consolidated financial statements and MD&A for the year ended December 31, 2014 . The date of this MD&A is April 29, 2015. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow per share-basic, funds flow per share-diluted, netback, gross revenues and net operating income included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2015	2014
Cash flow from operating activities	$156	$222
Change in non-cash working capital	(55)	34
Decommissioning expenditures	11	13

Funds flow	$112	$269

Basic per share	$0.22	$0.55
Diluted per share	$0.22	$0.55

First Quarter Highlights

•	Production in the first quarter of 2015 was consistent with plan, averaging 94,905 boe per day compared to 111,461 boe per day in the first quarter of 2014. The decrease in production is primarily due to asset disposition activity in 2014 as the Company continued to increase its financial flexibility.

•	Development capital expenditures were $191 million during the first quarter of 2015 (2014 – $195 million) with activities focused in the Cardium and Viking plays.

•	Netbacks were $14.16 per boe compared to $35.52 per boe in the first quarter of 2014. The decrease is mainly due to a significant reduction in commodity prices.

•	Funds flow for the first quarter of 2015 was $112 million compared to $269 million in the comparative period in 2014. The decrease in funds flow is mainly due to a weaker commodity price environment and lower production volumes due to asset dispositions. This was partially offset by lower operating and general and administration expenses as a result of implementing successful cost reduction initiatives and proceeds from the monetization of certain hedges.

•	Net loss was $248 million in the first quarter of 2015 compared to a net loss of $89 million in the first quarter of 2014. The net loss in 2015 was due to a reduction in revenues primarily related to a lower commodity price environment and unrealized foreign exchange losses as the US dollar strengthened against the Canadian dollar.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

Three months ended	Mar. 31 2015	Dec. 31 2014	Sep. 30 2014	June 30 2014	Mar. 31 2014	Dec. 31 2013	Sep. 30 2013	June 30 2013
Gross revenues (1)	$384	$473	$589	$656	$673	$622	$779	$752
Funds flow	112	137	231	298	269	203	296	249
Basic per share	0.22	0.28	0.47	0.61	0.55	0.42	0.61	0.51
Diluted per share	0.22	0.28	0.47	0.60	0.55	0.42	0.61	0.51
Net income (loss)	(248)	(1,772)	(15)	143	(89)	(675)	34	(53)
Basic per share	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)	0.07	(0.11)
Diluted per share	(0.49)	(3.57)	(0.03)	0.29	(0.18)	(1.38)	0.07	(0.11)
Dividends declared	5	70	69	69	69	68	68	131
Per share	$0.01	$0.14	$0.14	$0.14	$0.14	$0.14	$0.14	$0.27
Production
Liquids (bbls/d) (2)	65,343	64,124	64,687	69,409	71,638	78,874	84,460	88,146
Natural gas (mmcf/d)	177	198	217	224	239	275	296	312

Total (boe/d)	94,905	97,143	100,839	106,706	111,461	124,752	133,712	140,083

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	Includes crude oil and natural gas liquids.

Business Strategy

Penn West continues to focus on its core components of its long-term plan which include debt reduction, profitable growth and execution and cost control. During the first quarter of 2015, the Company took a number of proactive measures to ensure its financial flexibility and strengthen its balance sheet in the current low commodity price environment. In March, it successfully negotiated agreements in principle with the lenders under its syndicated bank facility and with the holders of its senior, unsecured notes to amend its financial covenants through to early 2017. This allows the Company to continue with its development programs under the current environment. Subsequent to March 31, 2015, the Company entered into agreements to sell an 8.5 percent gross overriding royalty on its working interests in a portion of the Viking play located in the Dodsland area of Saskatchewan and certain of its existing royalties across its asset base for total proceeds of $321 million. The proceeds will be used to reduce outstanding long-term debt.

These two key steps allow the Company to maintain its commitment to its long-term strategy and emphasis on operational excellence across its light-oil resource plays. The Company will continue to review potential disposition strategies as it moves forward and assesses its plans based on the commodity price environment.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West’s realized prices for the previous five quarters.

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
Benchmark prices
WTI crude oil (US$/bbl)	$48.63	$73.15	$97.31	$102.99	$98.62
Edm mixed sweet par price (CAD$/bbl)	51.76	75.58	96.98	105.50	99.74
NYMEX Henry Hub ($US/mcf)	2.98	4.00	4.06	4.67	4.94
AECO Monthly Index (CAD$/mcf)	2.85	3.80	4.00	4.68	4.76
Penn West average sales price (1)
Light oil (per bbl)	49.82	72.82	94.63	102.58	96.91
NGL (per bbl)	20.31	38.88	52.95	52.93	67.74
Heavy oil (per bbl)	30.20	54.35	72.59	79.56	69.38
Total liquids (per bbl)	42.97	65.48	85.27	92.15	88.42
Natural gas (per mcf)	3.08	3.94	4.33	4.96	5.75
Benchmark differentials
WTI—Edm Light Sweet ($US/bbl)	(6.80)	(6.33)	(8.09)	(6.14)	(8.25)
WTI—WCS Heavy ($US/bbl)	$(14.73)	$(14.23)	$(20.18)	$(20.04)	$(23.27)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

The full impact of the global crude oil price decline was felt in the first quarter of 2015 with WTI averaging US$48.63 per barrel and Brent averaging US$53.89 per barrel. The rig count in North America experienced a steady decline during the period with a 42 percent decrease from the fourth quarter of 2014 and a 47 percent decrease from the first quarter of 2014. In spite of this, overall US oil production continued to grow in the first quarter as the impact of declining rig count will likely not be realized until later in 2015.

As production levels increased in the first quarter of 2015 and global demand remained relatively flat, crude oil inventories reached record levels by the end of the quarter. This caused the Brent to WTI differential to widen during the quarter to approximately US$12.00 per barrel in early March, settling close to US$6.00 per barrel by the end of the month.

For the remainder of 2015, many analysts are forecasting the upcoming summer driving season and improved refining margins to increase the demand for crude. The impact of declining rig counts is likely to slow the pace of North American supply growth with the difference between supply and demand partially met by crude oil storage.

During the first quarter of 2015, Penn West entered into a number of crude hedging positions and had the following outstanding at March 31, 2015:

Reference Price	Term	Price ($/bbl)		Volume (bbls/day)
WTI	April 2015 - June 2015	US$	50.00	15,000
WTI	July 2015 - Sept 2015	US$	52.00	7,500
WTI	Oct 2015 - Dec 2015		$67.55	5,000
WTI	Jan 2016 - Dec 2016		$72.08	5,000

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Natural Gas

Strong growth in natural gas supply in North America mitigated the impact of continued cold weather in the Eastern part of the continent during the first quarter of 2015. This also allowed natural gas in storage to recover from record deficits that were experienced prior to the recent winter season. This resulted in a decline in natural gas prices at both Henry Hub and AECO in the first quarter.

Many forecasters believe that moderating temperatures and continued supply growth is expected to keep downward pressure on natural gas prices during the second quarter of 2015. The impact of declining rig counts in first quarter, combined with stronger than expected demand from the power market may provide price support in the near future.

At March 31, 2015, Penn West had 70,000 mcf per day of 2015 production hedged at an average price of $2.87 per mcf.

Average Sales Prices

	Three months ended March 31
	2015	2014	% change
Light oil (per bbl)	$49.82	$96.91	(49)
Risk management gain (loss) (per bbl) (1)	2.15	(2.23)	>100

Light oil net (per bbl)	51.97	94.68	(45)

Heavy oil (per bbl)	30.20	69.38	(56)

NGL (per bbl)	20.31	67.74	(70)

Natural gas (per mcf)	3.08	5.75	(46)
Risk management gain (loss) (per mcf) (1)	1.28	(0.46)	>100

Natural gas net (per mcf)	4.36	5.29	(18)

Weighted average (per boe)	35.34	69.16	(49)
Risk management gain (loss) (per boe) (1)	3.44	(1.98)	>100

Weighted average net (per boe)	$38.78	$67.18	(42)

(1)	Gross revenues include realized gains and losses on commodity contracts.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2015	2014	% change
Light oil (bbls/d)	45,855	50,038	(8)
Heavy oil (bbls/d)	12,895	13,119	(2)
NGL (bbls/d)	6,593	8,482	(22)
Natural gas (mmcf/d)	177	239	(26)

Total production (boe/d)	94,905	111,461	(15)

Penn West’s production levels were on budget during the first quarter of 2015. The decrease from the comparative period in 2014 is primarily related to non-core property dispositions that were closed during the first and fourth quarters of 2014 as the Company proceeded on its planned disposition strategy.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Netbacks

	Three months ended March 31
				2015	2014
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)
Operating netback(1):
Sales price	$46.11	$30.20	$3.08	$35.34	$69.16
Risk management gain (loss) (2)	1.88	—	1.28	3.44	(1.98)
Royalties	(6.81)	(4.18)	0.02	(4.30)	(10.12)
Operating costs	(22.53)	(21.21)	(1.95)	(18.97)	(20.35)
Transportation	(0.92)	(1.39)	(0.35)	(1.35)	(1.19)

Netback	$17.73	$3.42	$2.08	$14.16	$35.52

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	52,448	12,895	177	94,905	111,461

(1)	Excluded from the netback calculation was $53 million primarily related to the monetization of a portion of its foreign exchange forward contracts related to its senior notes.
(2)	Gross revenues include realized gains and losses on commodity contracts.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2015	2014	% change
Light oil and NGL	$279	$477	(42)
Heavy oil	35	82	(57)
Natural gas	70	114	(39)

Gross revenues (1)	$384	$673	(43)

(1)	Gross revenues include realized gains and losses on commodity contracts.

Overall, revenues have declined from 2014 as a result of asset dispositions that were closed in late 2014 and a decrease in price in 2015.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2014	$673
Decrease in light oil and NGL production	(49)
Decrease in light oil and NGL prices (including realized risk management)	(149)
Decrease in heavy oil production	(1)
Decrease in heavy oil prices	(46)
Decrease in natural gas production	(28)
Decrease in natural gas prices (including realized risk management)	(16)

Gross revenues – January 1 – March 31, 2015	$384

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Royalties

	Three months ended March 31
	2015	2014	% change
Royalties (millions)	$37	$102	(64)
Average royalty rate (1)	12%	15%	(3)
$/boe	$4.30	$10.12	(58)

(1)	Excludes effects of risk management activities.

For 2015, royalties decreased from 2014 primarily due to the decrease in commodity prices. Asset dispositions completed in 2014 also contributed to the decline.

Expenses

	Three months ended March 31
(millions)	2015	2014	% change
Operating	$162	$204	(21)
Transportation	11	11	—
Financing	35	41	(15)
Share-based compensation	$—	$9	(100)

	Three months ended March 31
(per boe)	2015	2014	% change
Operating	$18.97	$20.35	(7)
Transportation	1.35	1.19	13
Financing	4.07	4.08	—
Share-based compensation	$0.01	$0.82	(99)

Operating

The reduction in operating expenses in the first quarter of 2015 compared to 2014 is attributed to asset disposition activity and lower company labour and repair and maintenance activity as a result of implementing successful cost control strategies. The decrease in power costs also contributed to the decline as the average Alberta pool price was $29.02 per MWh in the first quarter of 2015 compared to 2014 – $60.59 per MWh. Partially offsetting this was a realized loss on electricity contracts of $5 million (2014 – nil) which was included in operating costs.

Financing

At March 31, 2015, the Company had an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $1.7 billion consisting of two tranches: tranche one has a $1.2 billion borrowing limit and an extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and a June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At March 31, 2015, the Company had $1.5 billion of unused credit capacity available.

As at March 31, 2015, the value of the Company’s senior unsecured notes was $2.2 billion (December 31, 2014 – $2.1 billion). There were no senior unsecured notes issued in either 2015 or 2014. The change in the carrying value is primarily due to the conversion to Canadian dollar equivalents at the balance sheet date. During the first quarter of 2015, the US dollar strengthened against the Canadian dollar which resulted in an increase in the outstanding balance by $168 million. This was partially offset by $85 million of repayments related to senior unsecured notes that matured during the first quarter (2014 – nil).

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Summary information on our senior unsecured notes outstanding is as follows:

	Issue date	Amount (millions)	Term	Average interest rate		Weighted average remaining term
2007 Notes	May 31, 2007	US$475	8 – 15 years	5.80%		2.3
2008 Notes	May 29, 2008	US$480, CAD$30	8 – 12 years	6.25%		2.8
UK Notes	July 31, 2008	£57	10 years	6.95	%(1)	3.3
2009 Notes	May 5, 2009	US$94(2), £20, €10	5 – 10 years	9.08	%(3)	2.9
2010 Q1 Notes	March 16, 2010	US$223	5 – 15 years	5.72%		4.8
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$170, CAD$60	5 – 15 years	4.98%		6.6
2011 Notes	November 30, 2011	US$105, CAD$30	5 – 10 years	4.48%		4.9

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt capital structure includes short-term financings under its syndicated bank facility and long-term instruments through its senior unsecured notes. Financing charges in 2015 decreased compared to 2014 due to a reduction in the outstanding long-term debt balance as the Company implemented a number of successful strategies to strengthen its balance sheet. While the Company’s senior unsecured notes currently contain higher interest rates than drawings under its syndicated bank facilities held in short-term money market instruments, it believes the long-term nature and fixed interest rates inherent in the senior notes are favourable for a portion of its debt capital structure.

The interest rates on any non-hedged portion of the Company’s credit facility are subject to fluctuations in short-term money market rates as advances on the credit facility are generally made under short-term instruments. As at March 31, 2015, eight percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

In March 2015, the Company reached agreements in principle with its lenders and noteholders to, among other things, amend the financial covenants in its bank facility and senior unsecured notes. See “Liquidity and Capital Resources – Liquidity” for details.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Long-Term Retention and Incentive Plan (“LTRIP”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2015	2014	% change
Options	$1	$3	(67)
LTRIP	(1)	4	>(100)
PSU	—	2	(100)

Share-based compensation	$—	$9	>(100)

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at March 31, 2015 was $2.09 (2014 – $9.24). Share-based compensation related to the DSU was insignificant in both periods.

General and Administrative Expenses (“G&A”)

	Three months ended March 31
(millions, except per boe amounts)	2015	2014	% change
Gross	$38	$47	(19)
Per boe	4.42	4.70	(6)
Net	22	36	(39)
Per boe	$2.55	$3.60	(29)

The decrease in G&A from the comparable period is mainly due to the realization of cost reduction strategies in 2014 which is largely due to staff reductions. Additionally, the remaining bonus accrual from 2014 was released as employee bonuses were paid in the first quarter of 2015.

Restructuring Expense

	Three months ended March 31
(millions, except per boe amounts)	2015	2014	% change
Restructuring	$2	$4	(50)
Per boe	$0.21	$0.37	(43)

During the first quarter of 2015, Penn West continued to review its processes and organizational structure which led to a reduction in staffing levels both at head office and in the field.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Depletion, Depreciation, Impairment and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2015	2014	% change
Depletion and depreciation (“D&D”)	$181	$187	(3)
D&D expense per boe	21.21	18.67	14
Accretion of decommissioning liability	9	9	—
Accretion expense per boe	$1.10	$0.92	20

The decline in D&D expense is primarily due to asset dispositions and impairments recorded in the prior year which resulted in lower property, plant and equipment net book values.

Taxes

	Three months ended March 31
(millions)	2015	2014	% change
Deferred tax expense (recovery)	$(24)	$26	>(100)

In 2015, the deferred income tax recovery is primarily related to unrealized foreign exchange and risk management losses. The 2014 deferred tax expense was mainly due to the reassessment of certain tax pool balances.

Foreign Exchange

	Three months ended March 31
(millions)	2015	2014	% change
Unrealized foreign exchange loss	$168	$75	>100

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior, unsecured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. The unrealized losses in 2015 and 2014 were mainly due to the weakening of the Canadian dollar relative to the US dollar.

Funds Flow and Net Loss

	Three months ended March 31
(millions, except per share amounts)	2015	2014	% change
Funds flow (1)	$112	$269	(58)
Basic per share	0.22	0.55	(60)
Diluted per share	0.22	0.55	(60)
Net loss	(248)	(89)	>(100)
Basic per share	(0.49)	(0.18)	>(100)
Diluted per share	$(0.49)	$(0.18)	>(100)

(1)	Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

The decrease in funds flow is mainly due to a weaker commodity price environment and lower production volumes. This was partially offset by lower operating and general and administration expenses as a result of implementing successful cost reduction initiatives and proceeds from the monetization of certain hedges.

The net loss in 2015 was due to unrealized foreign exchange losses as the US dollar strengthened against the Canadian dollar and a reduction in revenues primarily due to a lower commodity price environment.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Capital Expenditures

	Three months ended March 31
(millions)	2015	2014	% change
Land acquisition and retention	$—	$1	(100)
Drilling and completions	129	142	(9)
Facilities and well equipping	60	53	13
Geological and geophysical	2	6	(67)
Corporate	3	—	>100
Carried capital by partners	(3)	(7)	(57)

Exploration and development capital (1)	191	195	(2)
Property dispositions, net	(1)	(213)	>(100)

Total capital expenditures	$190	$(18)	>100

(1)	Exploration and development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In the first quarter of 2015, the Company’s development activities were focused primarily on its Cardium and Viking light-oil plays, consistent with its long-term plan.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended March 31
(millions)	2015	2014	% change
E&E capital expenditures	$7	$24	(71)

In the first quarter of 2015, E&E capital expenditures primarily related to activity in the Company’s Duvernay property.

Loss on asset dispositions

	Three months ended March 31
(millions)	2015	2014	% change
Loss on asset dispositions	$—	$48	>(100)

The losses recognized in income in 2014 were related to non-core property dispositions as the Company continued to focus its asset portfolio.

Goodwill

(millions)	March 31, 2015	December 31, 2014
Balance, end of period	$734	$734

Penn West recorded goodwill on its acquisitions of Petrofund Energy Trust, Canetic Resources Trust and Vault Energy Trust in prior years.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	March 31, 2015		December 31, 2014
(millions)		%		%
Common shares issued, at market (1)	$1,050	28	$1,208	33
Bank loans and long-term notes	2,426	65	2,149	59
Working capital deficiency (2)	274	7	304	8

Total enterprise value	$3,750	100	$3,661	100

(1)	The share price at March 31, 2015 was $2.09 (December 31, 2014—$2.43).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.

Dividends

	Three months ended March 31
(millions, except per share amounts)	2015	2014	% change
Dividends declared	$5	$69	(93)
Per share	0.01	0.14	(93)
Dividends paid (1)	$70	$68	3

(1)	Includes amounts funded by the dividend reinvestment plan.

In March 2015, Penn West announced a reduction to its quarterly dividend to $0.01 per share commencing with its first quarter dividend that was paid on April 15, 2015.

On April 29, 2015, the Company declared its second quarter dividend of $0.01 per share to be paid on July 15, 2015 to shareholders of record on June 30, 2015.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the SEC website at www.sec.gov.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Liquidity

The Company currently has an unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $500 million expiring on June 30, 2016 and $1.2 billion expiring on May 6, 2019. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital and dividend programs, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated bank facility and senior, unsecured notes. On March 31, 2015, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	March 31, 2015
Senior debt to EBITDA (1)	Less than 3:1	2.7
Total debt to EBITDA (1)	Less than 4:1	2.7
Senior debt to capitalization	Less than 50%	31%
Total debt to capitalization	Less than 55%	31%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The senior, unsecured notes contain change of control provisions whereby if a change of control occurs the Company may be required to offer to prepay the notes, which the holders have the right to refuse.

In March 2015, the Company reached agreements in principle with the lenders under its syndicated bank facility and with the holders of its senior, unsecured notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed as follows:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

•	until March 30, 2017, to offer aggregate net proceeds of up to $650 million received from all sales, exchanges, lease transfers or other dispositions of its property to prepay at par any outstanding principal amounts owing to the noteholders, with corresponding pro rata amounts from such dispositions to be used by the Company to prepay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

The amendments described above are expected to be finalized during the second quarter of 2015 and are subject to the execution and delivery of definitive amending agreements in forms mutually satisfactory to the parties thereto and to the satisfaction of conditions customary in transactions of this nature.

Financial Instruments

The Company had the following financial instruments outstanding as at March 31, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its credit facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Apr/15 – Dec/15	$2.87/mcf	$2
Crude Oil
WTI Swaps	15,000 bbl/d	Apr/15 – Jun/15	US$50.00/bbl	1
WTI Swaps	7,500 bbl/d	Jul/15 – Sep/15	US$52.00/bbl	(1)
WTI Swaps	5,000 bbl/d	Oct/15 – Dec/15	$67.55/bbl	(1)
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	$72.08/bbl	(3)
Electricity swaps
Alberta Power Pool	10 MW	Apr/15 – Dec/15	$58.50/MWh	(2)
Alberta Power Pool	70 MW	Apr/15 – Dec/15	$55.17/MWh	(9)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(3)
Crude oil assignment
18 – month term	10,000 boe/d	Apr/15 – July/16	Differential WCS (Edm) vs. WCS (USGC)	8
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$412	2015 – 2022	0.9986 CAD/USD	104
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(6)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	3
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$91

During the first quarter of 2015, the Company monetized its outstanding natural gas swaps and a portion (US$197 million) of its foreign exchange forward contracts on its senior notes for total proceeds of $60 million. Subsequent to this transaction, it entered into new natural gas swaps.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Please refer to Penn West’s website at www.pennwest.com for details on all financial instruments currently outstanding.

Outlook

This outlook section is included to provide shareholders with information about Penn West’s expectations as at April 29, 2015 for production, funds flow and capital expenditures in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels and production and funds flow performance for 2015, including fluctuations in commodity prices and its ongoing asset disposition program.

There have been no changes to the Company’s guidance for its 2015 forecast average production of 90,000 to 100,000 boe per day and forecast funds flow of $500 million to $550 million which was based on Canadian crude pricing of $65.00 per barrel, AECO pricing of $3.25 per mcf and a $1.15 (CAD/USD) foreign exchange assumption, as originally disclosed in its December 17, 2014 press release. The 2015 Capital Budget also continues to be $625 million as outlined in the Company’s December 17, 2014 press release.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	19	0.04
Liquids production	1,000 bbls/day	14	0.03
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	3	0.01
Effective interest rate	1%	—	—
Exchange rate ($US per $CAD)	$0.01	10	0.02

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$219	$275	$308	$541	$467	$616
Transportation	23	33	54	64	63	287
Power infrastructure	24	11	11	11	11	8
Drilling rigs	8	17	12	—	—	—
Purchase obligations (1)	4	1	1	1	—	—
Interest obligations	102	120	102	78	44	57
Office lease (2)	44	57	54	54	54	294
Decommissioning liability (3)	$41	$67	$77	$76	$72	$253

(1)	These amounts represent estimated commitments of $3 million for CO2 purchases and $4 million for processing fees related to Penn West’s interests in the Weyburn Unit.
(2)	The future office lease commitments above are contracted to be reduced by sublease recoveries totalling $346 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $2.2 billion in senior unsecured notes maturing between 2015 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that it could be required to obtain other facilities, including term bank loans. The Company continuously monitors its credit metrics and maintains positive working relationships with its lenders, investors and agents.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, the Company became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of the Company’s historical financial statements and related MD&A. In 2014, the Company was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, is premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

Equity Instruments

Common shares issued:
As at March 31, 2015	502,163,163
Issued pursuant to dividend reinvestment plan	—

As at April 29, 2015	502,163,163

Options outstanding:
As at March 31, 2015	18,303,329
Forfeited	(311,410)

As at April 29, 2015	17,991,919

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2015 and ending on March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control—Integrated Framework (1992) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting. In May 2013, COSO updated the Internal Control – Integrated Framework which superseded the 1992 Framework on December 15, 2014. Currently, the Company is transitioning to the 2013 COSO Framework as it relates to its ICFR.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2017 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Off-Balance-Sheet Financing

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback, gross revenues and net operating income included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “First Quarter Highlights”, our belief that our asset disposition activity in 2014 increases our financial flexibility; under “Business Strategy”, our intention to continue to focus on the core components of our long-term plan which include debt reduction, profitable growth and execution and cost control, our belief that actions taken by us during the first quarter of 2015 ensure our financial flexibility, our belief that the agreements in principle with our lenders and our noteholders to amend our financial covenants allows the Company to continue with its development programs under the current environment, our ability to maintain our commitment to our long-term strategy and our emphasis on operational excellence across our light-oil resource plays, the use of the royalty sale proceeds to reduce outstanding long-term debt, and our intention to continue to review potential disposition strategies as we move forward and assess our plans based on the commodity price environment; under “Crude Oil” and “Natural Gas”, our expectations for crude oil and natural gas prices and supply and demand conditions; under “Expenses”, in respect of financing, our belief that the long-term nature and fixed interest rates inherent in our senior unsecured notes are favourable for a portion of our debt capital structure; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material; under “Liquidity and Capital Resources”, in respect of dividends, the details of our second quarter dividend and payment of the second quarter dividend on July 15, 2015 and our belief that our dividend level could change based on a variety of factors and conditions, and in respect of liquidity, our belief that our actions increase the likelihood of maintaining our financial flexibility and capital and dividend programs, supporting our ability to capture opportunities in the market and execute longer-term business strategies, our intention to continue to actively identify and evaluate hedging opportunities in order to reduce our exposure to fluctuations in commodity prices and protect our future cash flows and capital programs, and our expectation that we will enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on substantially the terms described herein during the second quarter of 2015; under “Outlook”, our forecast average daily production volumes for 2015, our forecast funds flow for 2015 and the amount of our 2015 Capital Budget; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, our intent to vigorously defend against any legal actions relating to damages alleged to have been incurred due to a decline in our share price arising out of the restatement of certain of our historical financial statements and related MD&A. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: 2015 prices of C$65.00 per barrel of Canadian light sweet oil and C$3.25 per mcf AECO gas and a 2015 C$/US$ foreign exchange rate of $1.15; that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; that we enter into amendments to the agreements governing our syndicated bank facility and senior notes on substantially the terms described herein during the second quarter of 2015; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that the Company intends to pay and the continued suspension of our dividend reinvestment plan.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we are unable to enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on the terms described herein or at all and that as a result we breach one or more of the financial covenants in such agreements and default thereunder; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PENN WEST FIRST QUARTER 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS 17